Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

November 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Levy Acquisition Corp. Registration Statement on Form S-1, as amended File No. 333-191587

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Levy Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on November 12, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated October 30, 2013:

(i)	Dates of distribution: October 30, 2013 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of prospectuses furnished to investors: approximately 2,290
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 200

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

November 8, 2013

Very truly yours,

CITIBANK GLOBAL MARKETS INC.,

Acting severally on behalf of itself and the several underwriters,

By: /s/ Vincent Love

Name: Vincent Love

Title: Director

cc:	Bruce Mendelsohn, Akin Gump Strauss Hauer & Feld LLP Joel Rubinstein, McDermott Will & Emery LLP